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Exhibit on
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02017163

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE For January 21, 2001

RECEIVED MAR 04 2002 167

C. E. G.

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

Registrant's telephone, including area code:	**(403) 225-7000**
Former name or former address, if changed since last report:	**Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Press Release #01-015 dated December 21, 2001 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

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Agrium
NEWS
For Immediate Release

01-015
Date: December 21, 2001

Contact:
Investor/Media Relations:
Jim Pendergast
Phone (403) 225-7357
Fax (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

Profertil project financing achieves non-recourse status

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, ALBERTA – Agrium Inc. (TSE and NYSE: AGU) ("Agrium") announced that the $300-million long-term, syndicated project financing for the Profertil S.A. nitrogen facility in Argentina became non-recourse to Agrium on November 30, 2001. Profertil S.A. is 50 percent owned by Agrium and 50 percent owned by Repsol-YPF, S.A. Agrium had guaranteed 50 percent of the amounts outstanding under long-term syndicated financing until completion guarantees on the plant were released. All requirements for such completion have now been met and the guarantees have been released.

Profertil is located on a deep-water port and therefore can economically serve international markets as well as the Argentine agricultural market. Profertil production is sold on a U.S. dollar denominated basis both in Argentina and internationally.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. The Corporation produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. The Corporation's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

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